Via Facsimile and U.S. Mail
Mail Stop 03-09


April 22, 2005


Mr. Mark P. Colonnese
Senior Vice President, Finance and Administration and Chief
Financial
Officer
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004

Re:	AtheroGenics, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 000-31261


Dear Mr. Colonnese:

      We have reviewed your filing and have the following comment. We have limited our review of the above referenced filing to only the issue addressed. Where our comment calls for disclosure, we think you should amend your document in response to the comment. Please amend your December 31, 2004 Form 10-K within fifteen business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If you disagree with our comment, please provide us an explanation in a supplemental letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your response to our comment. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 29

1. We acknowledge your table included in the section entitled "Products" on page 4. However, we believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and
Rulemaking Projects Quarterly Update" under section VIII -
Industry
Specific Issues - Accounting and Disclosure by Companies Engaged in
Research and Development Activities. You can find it at the following website address:
http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a. The costs incurred during each period presented and to date on the project;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion dates;
d. The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity if the project is not completed timely; and, finally
e. The period in which material net cash inflows from your significant projects are expected to commence.

Regarding a., if you do not maintain research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on these projects.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amy Bruckner, Staff Accountant, at (202)
824-
5548 or Joel Parker, Branch Chief, at (202) 824-5487 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.



      Sincerely,



      Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mark P. Colonnese
Senior Vice President, Finance and Administration and Chief
Financial
Officer
AtheroGenics, Inc.
Page 3